Exhibit 99.1

BiondVax Announces Pricing of $12.1 Million Follow-on Underwritten Offering of American Depositary Shares

Jerusalem, Israel – January 29, 2021 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a biopharmaceutical company focused on developing, manufacturing and ultimately commercializing products for the prevention and treatment of infectious diseases and related illnesses, today announced the pricing of an underwritten public offering of 2,434,783 American Depositary Shares (“ADSs”), each representing forty ordinary shares, at a public offering price of $4.95 per ADS, for gross proceeds to the Company of approximately $12.1 million, before deducting underwriting discounts and other offering expenses.

BiondVax intends to use the net proceeds from the offering, together with its existing cash and cash equivalents, for general corporate purposes, which may include working capital, research and development activities, regulatory matters, capital investment or other related purposes. The Company may also use a portion of any net proceeds to in-license, invest in or acquire businesses, assets or technologies that BiondVax believes are complementary to its business focus, although BiondVax has no current commitments or agreements in those regards.

The offering is expected to close on or about February 2, 2021, subject to customary closing conditions. In connection with the offering, the Company has also granted the underwriters a 30-day option to purchase up to an additional 15% of the number of ADSs offered to the public at the public offering price, less underwriting discount, for covering over-allotments, if any. If the over-allotment option is exercised in full it would increase the total gross proceeds of the offering to approximately $13.8 Million.

Aegis Capital Corp. is acting as the sole book-running manager for the offering.

The ADSs described above are being offered by the Company pursuant to a “shelf” registration statement on Form F-3 (333-240189) filed with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on August 10, 2020. A prospectus supplement and accompanying base prospectus relating to and describing the terms of the offering may be obtained, when available, from the SEC’s website located at www.sec.gov or from Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th Floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

Before buying any of the BiondVax ADSs, investors should read the preliminary prospectus supplement and accompanying prospectus and other documents incorporated by reference therein, available on the SEC’s website, for more complete information about the Company and this offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About BiondVax

BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV) is a biopharmaceutical company focused on developing, manufacturing and ultimately commercializing products for the prevention of infectious diseases and related illnesses. The Company had been developing M-001, a novel influenza vaccine candidate that was designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. In seven Phase 1/2 and Phase 2 clinical trials designed to test for immunogenicity, the Company was able to demonstrate M-001 was effective in stimulating an immune response to a broad range of influenza strains. In October 2020, the Company completed a Phase 3 clinical trial of M-001 which failed to meet the trial’s primary and secondary efficacy endpoints. The company is now pursuing opportunities in the infectious disease space, including exploring several alternatives for development of a pipeline of assets.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements, including statements regarding future business strategies that BiondVax may explore. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, that BiondVax does not have sufficient cash to operate its business for the next 12 months, which raises substantial doubt about its ability to continue as a going concern; the risk that BiondVax may not be able to secure capital on attractive terms, if at all; the risk that BiondVax is currently exploring new business strategies after its M-001 universal influenza vaccine candidate failed to meet the trial’s primary and secondary efficacy endpoints; the risk that the European Investment Bank may accelerate the loans under its finance contract with BiondVax; the risk that BiondVax may not execute a strategic alternative to M-001; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all;  timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our preliminary prospectus supplement, which is available on the SEC’s website, www.sec.gov. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.